UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of inside information of 16 October 2025, with CNMV registration number 2942, BBVA has received the required authorization from the European Central Bank for the buyback and cancellation of own shares of BBVA for a maximum aggregate amount of 3,960 million euros, in one or several tranches and until 8 December 2026 (the “Authorization”). The maximum amount of 3,960 million euros has been fully deducted from BBVA’s individual and consolidated common equity tier 1 (CET1) as from the Authorization receipt.

Once the Authorization has been obtained, and in exercise of the authority delegated to it by the Annual Shareholders’ Meeting of BBVA held on 18 March 2022, the Board of Directors of BBVA, in its meeting held on 18 December 2025, has agreed to carry out a program scheme for the buyback of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016 (together the “Regulations”), which will be executed in several tranches, for a maximum aggregate amount of up to 3,960 million euros, aimed at reducing BBVA’s share capital (the “Program Scheme”), notwithstanding the possibility to suspend or early terminate the Program Scheme upon the occurrence of circumstances that make it advisable.

Likewise, the Board of Directors has agreed, within the scope of the Program Scheme, to carry out a first tranche in accordance with the provisions of the Regulations with a view to reducing the share capital of BBVA (the “First Tranche”) and with the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by cancelling the shares acquired.

Maximum cash amount:	The maximum aggregate cash amount will be 1,500,000,000 euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired will be 557,316,433.

Start of the execution:	Execution will start on 22 December 2025.

End of the execution:

The First Tranche will end neither before 6 March 2026 nor later than 7 April 2026[1] and, in any event, when within such period the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend execution of the First Tranche or end it early in the event of any circumstance that so advises or requires.

Trading Venues:	Purchases shall be made on the Spanish electronic trading system – Continuous Market and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms.

Manager:	The First Tranche will be executed externally through J.P. Morgan SE, which will decide independently of the Company on the timing of the purchases of BBVA shares.

Minimum Number of Shares Per Day	The Manager shall purchase at least 500,000 BBVA shares on each Trading Day (which is not an Excluded Day nor a Disrupted Day2), unless the Manager determines that it would not be possible to achieve the Minimum Number of Shares Per Day without breaching the restrictions and limitations under Delegated Regulation (EU) 2016/1052. Any such occurrence shall be duly disclosed in the periodic communications made in accordance with the Regulations, stating the reason why the Minimum Number of Shares Per Day was not purchased.

Other conditions:	The own shares will be purchased observing in all cases the conditions and limits established in the Regulations.

The share purchase transactions performed, as well as the end or, as the case may be, the temporary suspension of execution of the First Tranche, will be duly communicated in accordance with the Regulations.

Madrid, 19 December 2025

1 However, for each “Excluded Day,” the execution period may be postponed by one “Trading Day,” up to a maximum postponement until 21 April 2026.

A “Trading Day” means each day on which the Continuous Market is scheduled to be open for trading during normal market hours.

An “Excluded Day” means any Trading Day on which: (i) any Trading Venue does not open for the entire regular trading session; or (ii) a suspension or limitation on the trading of BBVA shares is imposed on any Trading Venue for the entire regular trading session; or (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for the entire regular trading session; or (iv) the Company has suspended the execution of the First Tranche.

2 “Disrupted Day” means any Trading Day on which: (i) any Trading Venue is closed for a substantial part of its regular trading session or closes significantly earlier than its scheduled closing time, or there is a significant disruption to trading on any Trading Venue; or (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for a substantial part of the regular trading session; or (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for a substantial part of the regular trading session.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19, 2025	By: /s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Global ALM Director